MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 285

         The prospectus filed with Amendment No. 1 to the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 285 on May 8, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the prospectus submitted with the Amendment.

     Cover Page. The date of the prospectus has been completed.

     Pages 2-3. "The Summary of Essential Financial Information" section and
                "Fee Table" have been completed.

     Pages 4-9. Revisions have been made and the portfolios have been completed.

     Pages 10-15. The descriptions of the issuers of the Securities have been completed.

     Pages 16-17. The Report of Independent Certified Public Accountants and
                  Statements of Condition have been completed.




                                                              FILE NO. 333-57838
                                                                    CIK #1123053


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 285

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER             VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street         1 Parkview Plaza
Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181-5555


     E. Title of securities being registered: units of undivided fractional beneficial interest

     F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

         / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on May 8, 2001 pursuant to Rule 487.



                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.





The Dow 30SM Index Portfolio
    Series 12


The Roaring 2000sSM Portfolio
    Series 12A
    Series 12B

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 285 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.




                                   May 8, 2001



       You should read this prospectus and retain it for future reference.



--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                   Summary of Essential Financial Information
                                   May 8, 2001


                                                                        Roaring           Roaring
                                                    Dow 30SM             2000sSM           2000sSM
                                                      Index             Series A          Series B
Public Offering Price                               Portfolio           Portfolio         Portfolio
                                                  ------------        ------------      ------------
Aggregate value of Securities per Unit (1)         $     9.900         $    9.900       $    9.900
Sales charge                                             0.450              0.295            0.450
  Less deferred sales charge                             0.350              0.195            0.350
Public offering price per Unit (2)                 $    10.000         $   10.000       $   10.000

Portfolio Information
Initial number of Units (3)                             14,940             14,912           14,912
Aggregate value of Securities (1)                  $   147,897         $  147,624       $  147,624
Estimated initial distribution per Unit (4)(5)     $       .10         $      .06       $      .06
Estimated annual dividends per Unit (5)            $    .16216         $   .09405       $   .09405
Redemption price per Unit (6)                      $     9.550         $    9.705       $    9.550


General Information
Initial Date of Deposit                                                                  May 8, 2001
Mandatory Termination Date - Roaring 2000sSM Series A Portfolio                          August 20, 2002
Mandatory Termination Date - Dow 30SM Index and Roaring 2000sSM Series B Portfolios      September 5, 2006
Record Date - Roaring 2000sSM Series A Portfolio                                         December 10, 2001
Distribution Date - Roaring 2000sSM Series A Portfolio                                   December 25, 2001
Record Dates - Dow 30SM Index and Roaring 2000sSM Series B Portfolios (4)                June 10 and December 10
Distribution Dates - Dow 30SM Index and Roaring 2000sSM Series B Portfolios (4)          June 25 and December 25



--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the most recent business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The public offering price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described above and is included in the "Estimated Costs Over Time" on the next page. The public offering price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4) The initial Record Date for the Dow 30SM Index and Roaring 2000sSM Series B Portfolios is December 10, 2001 and the initial Distribution Date for such Portfolios is December 25, 2001. Thereafter, the record and distribution dates for these Portfolios will occur in June and December of each year.

(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.




                                    Fee Table


                                                                                  Roaring           Roaring
                                                                Dow 30SM          2000sSM           2000sSM
                                                                  Index          Series A          Series B
                                                                Portfolio        Portfolio         Portfolio
                                                               ----------       ----------        ----------
Transaction Fees (as % of offering price)
Initial sales charge (1)....................................       1.00%             1.00%            1.00%
Deferred sales charge (2)...................................       3.50%             1.95%            3.50%
                                                               ----------       ----------        ----------
Maximum sales charge........................................       4.50%             2.95%            4.50%
                                                               ==========       ==========        ==========
Maximum sales charge on reinvested dividends................       0.00%             0.00%            0.00%
                                                               ==========       ==========        ==========


Estimated Organizational Costs per Unit.....................  $  0.01959       $   0.01110       $  0.02574
                                                               ==========       ==========        ==========
Estimated Annual Expenses per Unit
Trustee's fee and operating expenses........................  $  0.01579       $   0.01670       $  0.01987
Supervisory, bookkeeping and administrative fees............  $  0.00400       $   0.00400       $  0.00400
                                                               ----------       ----------        ----------
Total.......................................................  $  0.01979       $   0.02070       $  0.02387
                                                               ==========       ==========        ==========
Estimated Costs Over Time
1 year......................................................  $       49       $        33       $       50
3 years.....................................................  $       53       $        80       $       55
5 years.....................................................  $       57       $       129       $       61
5 1 1/44 years (life of Portfolio)..........................  $       58               N/A       $       62
10 years....................................................         N/A       $       264              N/A



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Roaring 2000sSM Series A Portfolio example assumes that you reinvest your investment into a new trust when the Portfolio terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.


(2) The deferred sales charge for the Roaring 2000sSM Series A Portfolio is actually equal to $0.195 per Unit. The deferred sales charge for the Dow 30SM Index and Roaring 2000sSM Series B Portfolios is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge for the Roaring 2000sSM Series A Portfolio and the Roaring 2000sSM Series B Portoflio accrues daily from June 10, 2001 through November 9, 2001. The deferred sales charge for the Dow 30SM Index Portfolio accrues daily from November 10, 2001 through April 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.




The Dow 30SM Index Portfolio

   The Portfolio seeks to increase the value of your Units over time and provide dividend income by investing in a portfolio of common stocks of the companies in the Dow Jones Industrial AverageSM. These stocks are some of the most widely-held and well-capitalized companies in the world. We believe that The Dow 30SM stocks have historically provided a consistent and more conservative source of dividend income and capital appreciation than many other types of equity securities. Van Kampen believes that the Portfolio may offer these characteristics:

     o    Portfolio of "blue chip" stocks

     o    Cross section of American industrial companies

     o    May help outpace inflation

   The Portfolio initially includes a portfolio that replicates the Dow Jones Industrial AverageSM. During the Portfolio's life, we will change the portfolio to reflect any change in the component stocks in The DowSM. We will not change the portfolio to reflect any change in the weightings of the components within The DowSM during the Portfolio's life. However, the Dow Jones Industrial AverageSM has always been based on one share of each component stock.

   As with any investment, we cannot guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. The performance of the Portfolio will differ from the performance of The DowSM because the Portfolio includes expenses and a sales charge. You should read the "Risk Factors" section before you invest.

   The Dow Jones Industrial AverageSM. Charles H. Dow first unveiled his industrial stock average on May 26, 1896. Dow Jones & Company, Inc. first published the Dow Jones Industrial AverageSM in The Wall Street Journal on October 7, 1896. Initially consisting of just 12 stocks, The DowSM expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The most recent change to The DowSM occurred November 1, 1999, when Dow Jones replaced four companies in the index. The companies included in The DowSM have remained relatively constant over time.

   The DowSM stocks are all major factors in their industries and are widely held by individuals and institutions. The stocks represent about one-fifth of the market value of all U.S. stocks. The DowSM stocks currently trade on the New York Stock Exchange and the Nasdaq Stock Market, Inc. The value of The DowSM at the beginning of 1930 was 248.48.

   The editors of The Wall Street Journal select the components of The DowSM. The editors have traditionally considered all companies that are not in the transportation or utilities sectors for inclusion in the index. In choosing a new component, the editors look among substantial industrial companies with a history of successful growth and wide interest among investors. They believe that stability of composition enhances the index. Whenever the editors change one stock, they typically review the other stocks. Of course, we cannot guarantee that they will follow this process or consider these factors in the future.

   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 30SM", "The DowSM" and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Portfolio.




Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------       -----------------------------------       ---------------      -----------          ------------
         88      Alcoa, Inc.                                $      41.000              1.46%        $    3,608.00
         88      American Express Company                          43.230              0.74              3,804.24
         88      AT&T Corporation                                  22.470              0.67              1,977.36
         88      Boeing Company                                    64.690              1.05              5,692.72
         88      Caterpillar, Inc.                                 51.510              2.64              4,532.88
         88      Citigroup, Inc.                                   50.650              1.11              4,457.20
         88      Coca-Cola Company                                 46.820              1.54              4,120.16
         88      DuPont (E.I.) de Nemours and Company              45.750              3.06              4,026.00
         88      Eastman Kodak Company                             46.760              3.76              4,114.88
         88      Exxon Mobil Corporation                           88.190              2.00              7,760.72
         88      General Electric Company                          49.960              1.28              4,396.48
         88      General Motors Corporation                        56.650              3.53              4,985.20
         88      Hewlett-Packard Company                           27.670              1.16              2,434.96
         88      Home Depot, Inc.                                  49.090              0.33              4,319.92
         88      Honeywell International, Inc.                     49.900              1.50              4,391.20
         88      Intel Corporation                                 31.140              0.26              2,740.32
         88      International Business Machines Corporation      115.900              0.48             10,199.20
         88      International Paper Company                       37.900              2.64              3,335.20
         88      Johnson & Johnson                                 98.100              1.47              8,632.80
         88      J.P. Morgan Chase & Company                       49.200              2.76              4,329.60
         88      McDonald's Corporation                            26.770              0.80              2,355.76
         88      Merck & Company, Inc.                             76.900              1.77              6,767.20
         88      Microsoft Corporation                             71.380              0.00              6,281.44
         88      Minnesota Mining and Manufacturing Company       117.900              2.04             10,375.20
         88      Philip Morris Companies,Inc.                      52.000              4.08              4,576.00
         88      Procter & Gamble Company                          64.650              2.17              5,689.20
         88      SBC Communications, Inc.                          42.970              2.39              3,781.36
         88      United Technologies Corporation                   78.400              1.15              6,899.20
         88      Wal-Mart Stores, Inc.                             52.110              0.54              4,585.68
         88      Walt Disney Company                               30.990              0.68              2,727.12
 ----------                                                                                          ------------
      2,640                                                                                         $  147,897.20
 ==========                                                                                          ============


See "Notes to Portfolios".


The Roaring 2000sSM Portfolios

   Each Portfolio invests in a separate portfolio of stocks selected using concepts outlined in The Roaring 2000s written by Harry S. Dent, Jr. Each Portfolio seeks to increase the value of your investment over its life.

   The Roaring 2000s is the third book written by Harry S. Dent, Jr. analyzing economic, technological and demographic trends in society. The Portfolios are designed to take advantage of the insights, philosophies and strategies discussed in this book. Based on Mr. Dent's current analysis, each portfolio focuses on stocks from four sectors: Technology, Financials, Health Care and U.S.-based Multi-Nationals. Each Portfolio seeks to leverage demographic, economic and lifestyle trends that may develop over the next 10-15 years. According to Mr. Dent, some significant changes that may potentially impact the future economy include:

     o    Aging Baby Boomers reaching their peak spending years

     o    Internet usage and new technologies becoming more mainstream

     o A shift in the business and organizational structure brought on by the Information Age

     o    Rising importance of small- to medium-sized, high growth companies

     o    Growth opportunities from continued global economic development

   Mr. Dent believes that the coming years may bring an era of economic prosperity and lifestyle changes. For instance, Mr. Dent believes that the Internet may be as important a catalyst for change in business as the assembly-line once was for production. Mr. Dent applies the principle of the "S-curve" in analyzing technologies and social trends in the economy. This concept shows how products move into mainstream acceptance. The S-curve shows how products develop in three stages over time: Innovation, Growth and Maturity. Mr. Dent also focuses on the "spending wave". This analysis illustrates how our economy has correlated closely with birth rates. Over time, the level of births lagged for peak in family spending has almost paralleled the Dow Jones Industrial Average adjusted for inflation.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.


   About Mr Dent. Using extensive research developed from years of hands-on business experience, Mr. Dent seeks to offer a positive and understandable view of trends in society. He proposes practical applications at all levels: from personal investments, to business strategies, to jobs and changes in the workplace, to growth areas for real estate. Mr. Dent received his MBA from Harvard Business School where he was a Baker Scholar. He graduated number one in his class at the University of South Carolina with a degree in accounting and finance. Mr. Dent has worked as a consultant with several Fortune 100 companies to develop and innovate competitive business strategies. He has been CEO of several growth companies and has acted as consultant to several leading edge companies.

   Mr. Dent is the author of the 1993 book, The Great Boom Ahead (revised in
1995). His second book, Job Shock: Four New Principles Transforming Our Work and Business, was published in 1995 and then re-released in 1996 as The Great Jobs Ahead. The Roaring 2000s updates key principles of these books, and focuses on the Internet's rapid move into the mainstream and how our work, organizations, and living circumstances may change. Mr. Dent also publishes the H.S. Dent Forecast newsletter. Since 1988 he has been speaking to executives around the world. He has appeared on "Good Morning America", PBS, CNBC, "The Business Channel", and has been featured in Fortune, Success, The Wall Street Journal, and Omni.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.




Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------       -----------------------------------       ---------------      -----------          ------------
                 Financial Services
        71         American International Group, Inc.       $     84.190               0.18%        $    5,977.49
       118         Citigroup, Inc.                                50.650               1.11              5,976.70
        74         Fannie Mae                                     79.260               1.51              5,865.24
        76         Lehman Brothers Holdings, Inc.                 77.250               0.36              5,871.00
        92         SunTrust Banks, Inc.                           65.300               2.45              6,007.60
+       40         UBS AG                                        149.700               1.73              5,988.00
       118         Washington Mutual, Inc.                        50.020               2.64              5,902.36
                 Health Care
        97         Amgen, Inc.                                    62.090               0.00              6,022.73
        63         Baxter International, Inc.                     95.090               1.22              5,990.67
       139         Biomet, Inc.                                   42.240               0.25              5,871.36
        89         Cardinal Health, Inc.                          66.540               0.12              5,922.06
       136         Pfizer, Inc.                                   43.770               1.01              5,952.72
       133         Tenet Healthcare Corporation                   43.750               0.00              5,818.75
        98         UnitedHealth Group, Inc.                       60.800               0.05              5,958.40
                 Technology
       114         AOL Time Warner, Inc.                          52.100               0.00              5,939.40
+       88         Check Point Software Technologies, Ltd.        63.910               0.00              5,624.08
        99         Juniper Networks, Inc.                         57.100               0.00              5,652.90
        83         Microsoft Corporation                          71.380               0.00              5,924.54
+      178         Nokia Oyj                                      32.900               0.64              5,856.20
        85         VERITAS Software Corporation                   67.290               0.00              5,719.65
                 U.S. Multinationals
       103         American Home Products Corporation             58.100               1.58              5,984.30
       128         Du Pont (E.I.) de Nemours and Company          45.750               3.06              5,856.00
        68         Exxon Mobil Corporation                        88.190               2.00              5,996.92
       222         McDonald's Corporation                         26.770               0.80              5,942.94
       297         Sara Lee Corporation                           20.210               2.87              6,002.37
 ----------                                                                                          ------------
     2,809                                                                                          $  147,624.38
 ==========                                                                                          ============


See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------       -----------------------------------       ---------------      -----------          ------------
                 Financial Services
        71         American International Group, Inc.       $     84.190               0.18%        $    5,977.49
       118         Citigroup, Inc.                                50.650               1.11              5,976.70
        74         Fannie Mae                                     79.260               1.51              5,865.24
        76         Lehman Brothers Holdings, Inc.                 77.250               0.36              5,871.00
        92         SunTrust Banks, Inc.                           65.300               2.45              6,007.60
+       40         UBS AG                                        149.700               1.73              5,988.00
       118         Washington Mutual, Inc.                        50.020               2.64              5,902.36
                 Health Care
        97         Amgen, Inc.                                    62.090               0.00              6,022.73
        63         Baxter International, Inc.                     95.090               1.22              5,990.67
       139         Biomet, Inc.                                   42.240               0.25              5,871.36
        89         Cardinal Health, Inc.                          66.540               0.12              5,922.06
       136         Pfizer, Inc.                                   43.770               1.01              5,952.72
       133         Tenet Healthcare Corporation                   43.750               0.00              5,818.75
        98         UnitedHealth Group, Inc.                       60.800               0.05              5,958.40
                 Technology
       114         AOL Time Warner, Inc.                          52.100               0.00              5,939.40
+       88         Check Point Software Technologies, Ltd.        63.910               0.00              5,624.08
        99         Juniper Networks, Inc.                         57.100               0.00              5,652.90
        83         Microsoft Corporation                          71.380               0.00              5,924.54
+      178         Nokia Oyj                                      32.900               0.64              5,856.20
        85         VERITAS Software Corporation                   67.290               0.00              5,719.65
                 U.S. Multinationals
       103         American Home Products Corporation             58.100               1.58              5,984.30
       128         Du Pont (E.I.) de Nemours and Company          45.750               3.06              5,856.00
        68         Exxon Mobil Corporation                        88.190               2.00              5,996.92
       222         McDonald's Corporation                         26.770               0.80              5,942.94
       297         Sara Lee Corporation                           20.210               2.87              6,002.37
 ----------                                                                                          ------------
     2,809                                                                                          $  147,624.38
 ==========                                                                                          ============


See "Notes to Portfolios".



Notes to Portfolios
   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on May 7, 2001 and have a settlement date of May 10, 2001 (see "The Portfolios").
   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                      Profit
                                                 Cost to            (Loss) To
                                                 Sponsor             Sponsor
                                             --------------      --------------
 The Dow 30SM Index Portfolio                 $147,890            $      7
 The Roaring 2000sSM Portfolio Series A       $147,627            $     (3)
 The Roaring 2000sSM Portfolio Series B       $147,627            $     (3)


      "+" indicates that the stock is issued by a foreign company.

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the time described in the previous note. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


   The Securities. A brief description of each of the issuers of the Securities is listed below.


   The Dow 30SM Index Portfolio

   Alcoa, Inc. Alcoa, Inc. produces primary aluminum, fabricated aluminum, and alumina, and participates in mining, refining, smelting, fabricating, and recycling. The company serves customers worldwide primarily in the transportation, packaging, building, and industrial markets with a wide variety of fabricated and finished products.

    American Express Company. American Express Company, through its subsidiaries, provides travel-related, financial advisory, and international banking services around the world. The company's products include the American Express Card, the Optima Card, and American Express Travelers Cheque.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Boeing Company. Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, as well as provides related support services to the commercial airline industry worldwide. The company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters and space and missile systems.

   Caterpillar, Inc. Caterpillar, Inc. designs, manufactures, and markets construction, mining, agricultural, and forestry machinery. The company also manufactures engines and other related parts for its equipment, and offers financing and insurance. Caterpillar distributes its products through a worldwide organization of dealers.

   Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

    Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

   Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

    Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets consumer, professional, health, and other imaging products and services. The company's imaging systems include films, photographic papers, processing services, photographic chemicals, cameras, and projectors. Kodak also develops digital camera systems which do not use silver halide film technology.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

    General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the Chevrolet, Buick, Cadillac, Oldsmobile, Pontiac, Saturn, and GMC names. The company also has financing and insurance operations. In addition, General Motors produces products and provides services in other industries such as satellite and wireless communications.

    Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

   Home Depot, Inc. Home Depot, Inc. sells building materials and home improvement products. The company's stores sell plumbing, heating and electrical supplies, lumber, floor and wall coverings, hardware, tools, paint, and lawn and garden products. Home Depot operates in North and South America.

   Honeywell International, Inc. Honeywell International, Inc. is a diversified technology and manufacturing company with operations around the world. The company provides aerospace products and services, control technologies, automotive products, and power generation systems. Honeywell also provides specialty chemicals, fibers, plastics, and electronic and advanced materials.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    International Paper Company. International Paper Company produces and distributes printing paper, packaging, forest products, and chemical products. The company operates specialty businesses in global markets as well as a broadly based distribution network. International Paper exports its products worldwide.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

   Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Minnesota Mining and Manufacturing Company (3M). Minnesota Mining and Manufacturing Company (3M) is a technology company with operations in electronics, telecommunications, industrial, consumer and office, health care, safety, and other markets. The company's businesses share technologies, manufacturing operations, brands, marketing channels, and other resources. 3M serves customers in countries located around the world.

   Philip Morris Companies, Inc. Philip Morris Companies, Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcohol beverages. The company's products are sold worldwide.

    Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

    United Technologies Corporation. United Technologies Corporation provides high-technology products and support services to customers in the aerospace and building industries worldwide. The company's products include Pratt & Whitney aircraft engines, Otis elevators and escalators, Carrier heating and air conditioning, Sikorsky helicopters, Hamilton Sundstrand aerospace systems, and International Fuel Cell systems.

    Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, and Puerto Rico, as well as joint ventures in China and Korea.

    Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.



   The Roaring 2000sSM Portfolios

    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals and consumer healthcare products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals and animal biologicals and pharmaceuticals.

   American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

   Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

   Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

    Biomet, Inc. Biomet, Inc. and its subsidiaries design, manufacture, and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy. The company's products include reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, and other products sold worldwide.

   Cardinal Health, Inc. Cardinal Health, Inc. provides complementary products and services to healthcare providers and manufacturers. The company's services include pharmaceutical distribution, health-care product manufacturing, distribution and consulting services, drug delivery systems development, pharmaceutical packaging, automated dispensing systems manufacturing, and retail pharmacy franchising.

   Check Point Software Technologies Ltd. Check Point Software Technologies Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

   Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

   Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

    Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

   Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

   Lehman Brothers Holdings, Inc. Lehman Brothers Holdings, Inc. is an investment banking firm. The company's activities include capital raising for clients through securities underwriting and direct placements, corporate finance, merchant banking, securities sales and trading, research services and private client services. Lehman Brothers operates worldwide.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

   Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    Sara Lee Corporation. Sara Lee Corporation manufactures and markets brand-name products for consumers throughout the world. The company has operations and markets branded products in many countries. Sara Lee's products include Sara Lee food items, Jimmy Dean packaged meats, Coach leatherware, Hanes clothing and hosiery, L'eggs hosiery and Champion activewear, among others.

   SunTrust Banks, Inc. SunTrust Banks, Inc. is a super-regional bank holding company. The company's subsidiary banks operate in Florida, Georgia, Alabama, Maryland, Tennessee, Virginia, and the District of Columbia. SunTrust provides a wide range of personal, corporate, and institutional financial services.

    Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns or operates general hospitals and related health care facilities serving communities in the United States. The company operates rehabilitation hospitals, specialty hospitals, long-term care facilities, psychiatric facilities, and medical office buildings near its general hospitals, as well as ancillary health care businesses.

    UBS AG. UBS AG attracts deposits and offers commercial and investment banking services. The bank offers consumer, business, and construction loans, mortgages, export and structured finance, and securities brokerage services, advises on mergers and acquisitions, invests pension funds, and sponsors credit cards.

    UnitedHealth Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

   Washington Mutual, Inc. Washington Mutual, Inc. is a financial services company that provides a diversified line of products and services to consumers and small to mid-sized businesses. The company offers consumer banking, mortgage lending, commercial banking, and consumer finance throughout the United States. Washington Mutual also markets annuities and other insurance products.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 285:
   We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 285 as of May 8, 2001. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 285 as of May 8, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   May 8, 2001






                             STATEMENTS OF CONDITION
                                As of May 8, 2001

                                                                     The Roaring     The Roaring
                                                   The Dow 30SM        2000sSM         2000sSM
                                                       Index          Portfolio       Portfolio
INVESTMENT IN SECURITIES                             Portfolio        Series A        Series B
                                                ---------------    -------------   --------------
Contracts to purchase Securities (1)             $      147,897    $     147,624   $      147,624
                                                ---------------    -------------   --------------
         Total                                   $      147,897    $     147,624   $      147,624
                                                ===============    =============   ==============
LIABILITIES AND INTEREST
     OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                    $          293    $         166   $          384
     Deferred sales charge liability (3)                  5,229            2,908            5,219
Interest of Unitholders--
     Cost to investors (4)                              149,400          149,120          149,120
     Less: Gross underwriting commission and
         organizational costs (2)(4)(5)                   7,025            4,570            7,099
                                                ---------------    -------------   --------------
         Net interest to Unitholders (4)                142,375          144,550          142,021
                                                ---------------    -------------   --------------
     Total                                       $      147,897    $     147,624   $      147,624
                                                ===============    =============   ==============





(1) The value of the Securities is determined by FT Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor and The Bank of New York, as Trustee.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Portfolio seeks to increase the value of your investment by investing in a portfolio of stocks. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria in each Portfolio section beginning on page 4.
   You should note that we applied the selection criteria to the Securities for inclusion in each Portfolio prior to the date of the Portfolio's formation. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.


   THE DOW 30SM INDEX PORTFOLIO. The hypothetical average annual total returns for the Dow Jones Industrial Average for certain years are shown in the table below.

                  1973                        -13.16%
                  1974                        -23.21%
                  1975                         44.48%
                  1976                         22.75%
                  1977                        -12.70%
                  1978                          2.69%
                  1979                         10.52%
                  1980                         21.41%
                  1981                         -3.40%
                  1982                         25.79%
                  1983                         25.65%
                  1984                          1.08%
                  1985                         32.78%
                  1986                         26.92%
                  1987                          6.02%
                  1988                         15.95%
                  1989                         31.71%
                  1990                         -0.58%
                  1991                         23.93%
                  1992                          7.35%
                  1993                         16.74%
                  1994                          4.95%
                  1995                         36.49%
                  1996                         28.58%
                  1997                         24.78%
                  1998                         18.13%
                  1999                         27.01%
                  2000                         -6.42%
          Thru 4/30/01                          0.08%


   The Dow Jones Industrial Average is an unmanaged statistical composite and does not include payment of any sales changes or fees an investor would pay to purchase the securities it represents. If it had, results would have been less favorable. Futhermore, an investment cannot be made in an index. The historical performance of this index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or any actual Portfolio, which wil vary. Securities in which the Portfolio invests may be different from those in this illustration or in the index. The performance shown is not that of any actual Portfolio itself because the Portfolio was not available during this time period. The investment return and principal value of the Portfolio will fuctuate with changes in market conditions. Units, when redeemed, may be worth more or less than their original cost.
   THE ROARING 2000SSM PORTFOLIOS. The Sponsor selected each Roaring 2000sSM Portfolio based on concepts presented in The Roaring 2000s and research compiled by Harry S. Dent. Mr. Dent did not select the stocks for the portfolios, does not endorse the Portfolios and will not supervise the Portfolios. The opinions and forecasts of Mr. Dent expressed in his books and elsewhere are not necessarily those of Van Kampen Funds Inc. and may not actually come to pass. Mr. Dent is being compensated by the Sponsor for his research. The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation. Each Roaring 2000s Portfolio has licensed the use of this service mark from the H.S. Dent Foundation.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   INDEX CORRELATION. The The Dow 30SM Index Portfolio involves the risk that its performance will not sufficiently correspond with the Dow Jones Industrial AverageSM. This can happen for reasons such as:

          o the impracticability of owning each of the index stocks with the exact weightings at a given time.

          o    the possibility of index tracking errors,

          o the time that elapses between a change in the index and a change in the Portfolio, and

          o    fees and expenses of the Portfolio.

   TECHNOLOGY ISSUERS. The Portfolios invest significantly in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   FINANCIAL SERVICES. The Roaring 2000sSM Portfolios invest significantly in banks and thrifts, insurance companies and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.
   Banks and thrifts will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
   Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.
   Companies involved in the insurance industry underwrite, sell or distribute property and casualty, life or health insurance. Many factors affect insurance company profits, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.


   HEALTH CARE ISSUERS. The Roaring 2000sSM Portfolios invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   CONSUMER PRODUCT AND RETAIL ISSUERS. Your Portfolio may invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.


   LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation or Philip Morris Companies, Inc. or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.
   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on November 10, 2001, the secondary market sales charge for the Roaring 2000sSM Series B Portfolios will be 4.50% and will not include deferred payments. Beginning on April 10, 2002, the secondary market sales charge for the Dow 30SM Index Portfolio will be 4.50% and will not include deferred payments. The sales charge for these Portfolios will reduce by 0.5% on each subsequent May 8 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:

                                              DOW 30SM
                                              INDEX AND
                            ROARING            ROARING
                            2000SSM            2000SSM
                           SERIES A           SERIES B
       TRANSACTION         PORTFOLIO         PORTFOLIOS
         AMOUNT*          CONCESSION         CONCESSION
     --------------     --------------     --------------
Less than $50,000             2.95%            4.50%
$50,000 - $99,999             2.70             4.25
$100,000 - $249,999           2.50             4.00
$250,000 - $499,999           2.25             3.50
$500,000 - $999,999           2.00             2.50
$1,000,000 or more            1.50             1.50
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.


   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Portfolios offered in this prospectus at the Public Offering Price per Unit less 0.95% for the Roaring 2000sSM Series A Portfolio and less 1% for all other Portfolios.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by FT Interactive Data Corporation. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to each Portfolio.
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

                                              DOW 30SM
                                              INDEX AND
                            ROARING            ROARING
                            2000SSM            2000SSM
                           SERIES A           SERIES B
       TRANSACTION         PORTFOLIO         PORTFOLIOS
         AMOUNT*          CONCESSION         CONCESSION
     --------------     --------------     --------------
Less than $50,000             2.25%            3.50%
$50,000 - $99,999             2.00             3.25
$100,000 - $249,999           1.75             3.00
$250,000 - $499,999           1.50             2.50
$500,000 - $999,999           1.25             1.50
$1,000,000 or more            0.75             0.75
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of the Roaring 2000sSM Series A Portfolio and the Roaring 2000sSM Series B Portfolio to qualify for these compensation levels.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the total concession or agency commission will amount to 1.30% per Unit for the Roaring 2000sSM Series A Portfolio and 2.50% per Unit for the Dow 30SM Index and Roaring 2000sSM Series B Portfolios. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.
   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. Prudential Securities, Inc. will receive an additional concession equal to 0.15% of the Public Offering Price of all Units of the Roaring 2000sSM Portfolios it distributes during the initial offering period rather than the additional compensation described under "Unit Distribution". In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

                                                DOW 30SM
                                                INDEX AND
                               ROARING           ROARING
                               2000SSM           2000SSM
                              SERIES A          SERIES B
                              PORTFOLIO        PORTFOLIOS
                             ----------        ----------
Fee paid on purchase            0.00%            0.00%
Deferred sponsor retention      0.75             1.00
                              ---------         ---------
    Total                       0.75%            1.00%
                              =========         =========
   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Portfolio (or such other amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   CERTIFICATES. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain Portfolio evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   With respect to the Dow 30SM Index Portfolio only, purchases and sales of Securities will generally be made in an effort to maintain, to the extent practical, a portfolio that reflects the current components of the Dow Jones Industrial AverageSM. If the Portfolio receives any securities or other property relating to the Securities in the Portfolio (such as those acquired in a merger or spin-off), the Trustee will sell the securities or other property and reinvest the proceeds in shares of the remaining Securities. If a Security is removed from the Dow Jones Industrial AverageSM, the Trustee will sell the Security and may reinvest the proceeds into any new securities added as components of the Dow Jones Industrial AverageSM or into the other Securities if a new component is not added.
   With respect to the Dow 30SM Index Portfolio only, the Sponsor may also direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that this Portfolio continue to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.
   SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.
   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.
   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
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   THE DOW 30SM INDEX PORTFOLIO. The Dow 30SM Index Portfolio intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Portfolio so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Portfolio timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Portfolio intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Portfolio will not be subject to federal income tax or the excise tax.
   Distributions to Unitholders of the Portfolio's taxable income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Portfolio's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis (including deferred sales charge, if any) in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.
   Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Portfolio (and received by the Unitholder) on December 31 of the year such distributions are declared.
   Distributions of the Portfolio's net capital gain which are properly designated as capital gain dividends by the Portfolio will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Code provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.
   If you are an individual, the maximum marginal federal tax rate for net capital gains is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. However, the reduction of the 20% rate to 18% applies only if the holding period for the property begins after December 31, 2000. Therefore, you will not be eligible for the 18% capital gain rate on assets for which your holding period began before January 1, 2001. However, if you are an individual, you may elect to treat certain assets you hold on January 1, 2001 as having been sold for their fair market value on the next business day after January 1, 2001 for purposes of this holding period requirement. If you make this election, you must recognize any gain from this deemed sale, but any loss is not recognized. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for five years or more for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code may, however, treat certain capital gains as ordinary income in special situations.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.
   Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.
   Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Portfolio distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Portfolio from United States corporations (other than Real Estate Investment Trusts) and is designated by the Portfolio as being eligible for such deduction. The Portfolio will provide each Unitholder with information annually concerning what part of the Portfolio distributions are eligible for the dividends received deduction.
   Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Portfolio so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Portfolio.
   Distributions reinvested into additional Units of the Portfolio will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).
   Under certain circumstances a Unitholder may be able to request an in kind distribution upon redemption of Units or termination of the Portfolio. Unitholders electing an in kind distribution of shares of Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss (subject to various nonrecognition provisions of the Code) based on the value of the Securities received. Investors electing an in kind distribution should consult their own tax advisors with regard to such transaction.
   The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.
   The foregoing discussion relates only to the federal income tax status of the Portfolio and to the tax treatment of distributions by the Portfolio to United States Unitholders.
   A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Portfolio which constitute dividends for Federal income tax purposes (other than dividends which the Portfolio designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Portfolio that are designated by the Portfolio as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8BEN which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Portfolio and Portfolio distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.
   THE ROARING 2000SSM PORTFOLIOS. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of each of the Roaring 2000sSM Portfolios. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in your Portfolio.
   For purposes of the following discussion and opinion, it is assumed that each Security in your Portfolio is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. Your Portfolio is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Portfolio under the Code; and the income of the Portfolio will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Portfolio.
   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Portfolio regardless of whether such dividends are used to pay a portion of any fees and expenses imposed. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").
   3. Each Unitholder will have a taxable event when the Portfolio disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Portfolio (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Portfolio. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Portfolio are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unitholders should consult with their tax advisers with respect to the limitations to the dividends received deduction.
   To the extent dividends received by the Portfolio are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Portfolio Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Portfolio is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Portfolio as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Portfolio expenses.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Portfolio or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Portfolio or if the Unitholder disposes of a Unit. The Code provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property the holding period of which is more than five years. Due to the length of the Series A Portfolio's life, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of the Series A Portfolio if you are eligible for and elect to receive an in kind distribution at redemption or termination.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Portfolio including his pro rata portion of all Securities represented by a Unit.
   The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Portfolio. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Portfolio. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Portfolio, a Unitholder is considered as owning a pro rata portion of each of the Portfolio's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Portfolio will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Portfolio. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Portfolio, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Portfolio.
   Because the Portfolio will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Portfolio. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Portfolio. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Portfolio in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Portfolio will be reduced to the extent dividends paid with respect to such Security are received by the Portfolio which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Portfolio (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Portfolio.
   It should be noted that payments to the Portfolio of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Portfolio. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The Code imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Portfolio, the Trustee will furnish to each Unitholder of the Portfolio a statement containing information relating to the dividends received by the Portfolio on the Securities, the gross proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Portfolio for New York tax matters, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Portfolio that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Dow 30SM Index Portfolio will also pay a license fee to Dow Jones & Company, Inc. for use of certain service marks. Each Roaring 2000sSM Portfolio will also pay a license fee to the H.S. Dent Foundation for use of certain service marks. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

   TABLE OF CONTENTS
        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   The Dow 30SM Index Portfolio................     4
   The Roaring 2000sSM Portfolios..............     6
   Notes to Portfolios.........................     9
   The Securities..............................    10
   Report of Independent Certified
      Public Accountants.......................    16
   Statements of Condition ....................    17
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-9
   Wrap Fee and Advisory Accounts..............   A-9
   Rights of Unitholders.......................   A-9
   Portfolio Administration....................  A-11
   Taxation....................................  A-14
   Portfolio Operating Expenses................  A-20
   Other Matters...............................  A-21
   Additional Information......................  A-21

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When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO285

                                                                          #36667

                                                                          #37693




                                   PROSPECTUS
--------------------------------------------------------------------------------
                                   MAY 8, 2001



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)



                     THE DOW 30SM INDEX PORTFOLIO, SERIES 12

                    THE ROARING 2000SSM PORTFOLIO, SERIES 12A
                    THE ROARING 2000SSM PORTFOLIO, SERIES 12B






                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



              Please retain this prospectus for future reference.






                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 285


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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                                 PAGE
       Risk Factors                                                 2
       The Portfolios                                               9
       Sponsor Information                                         12
       Trustee Information                                         12
       Portfolio Termination                                       13

RISK FACTORS
     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     FOREIGN STOCKS. Because certain Portfolios invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
   TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Portfolio.
   FINANCIAL SERVICES ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.
    Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state- chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.
    The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities cannot be predicted with certainty. The recently enacted financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a portfolio.
    The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.
    The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.
    Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.
    In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.
    The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.
    All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.
    Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.
    While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.
    Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in a Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.
   CONSUMER PRODUCT AND RETAIL ISSUERS. The Portfolio invests significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.
     LITIGATION. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities (the most recent suit was filed by the Justice Department on September 22, 1999) seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.
   On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. As part of the Agreement, Philip Morris and the three other major domestic tobacco manufacturers have agreed to participate in the establishment of a $5.15 billion trust fund. The trust is to be funded over 12 years beginning in 1999. PM Inc. has agreed to pay $300 million into the trust in 1999. Philip Morris charged approximately $3.1 billion as a pretax expense in 1998 as a result of the settlement, and as of December 31, 1998, had accrued costs of its obligations under the settlement and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.
     Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.
     No one can predict the outcome of the litigation pending against this company or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. No one can predict the impact that these and other possible developments will have on the price of this stock or any Portfolio.

THE PORTFOLIOS
     THE DOW 30SM INDEX PORTFOLIO. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The following is the list as it currently appears:

      Alcoa, Inc.
      American Express Company
      AT&T Corporation
      Boeing Company
      Caterpillar, Inc.
      Citigroup, Inc.
      Coca-Cola Company
      Eastman Kodak Company
      E.I. du Pont de Nemours & Company
      Exxon Mobil Corporation
      General Electric Company
      General Motors Corporation
      Hewlett-Packard Company
      Home Depot Inc.
      Honeywell International Inc.
      Intel Corporation
      International Business Machines Corporation
      International Paper Company
      J.P. Morgan Chase & Company
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Microsoft Corporation
      Minnesota Mining & Manufacturing Company
      Philip Morris Companies, Inc.
      Procter & Gamble Company
      SBC Communications Inc.
      United Technologies Corporation
      Wal-Mart Stores, Inc.
      Walt Disney Company

   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 30SM", "The DowSM", and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the avisability of investing in any Portfolio.
   The hypothetical average annual total returns for the Dow Jones Industrial Average for certain years are shown in the table below.

                  1973                        -13.16%
                  1974                        -23.21%
                  1975                         44.48%
                  1976                         22.75%
                  1977                        -12.70%
                  1978                          2.69%
                  1979                         10.52%
                  1980                         21.41%
                  1981                         -3.40%
                  1982                         25.79%
                  1983                         25.65%
                  1984                          1.08%
                  1985                         32.78%
                  1986                         26.92%
                  1987                          6.02%
                  1988                         15.95%
                  1989                         31.71%
                  1990                         -0.58%
                  1991                         23.93%
                  1992                          7.35%
                  1993                         16.74%
                  1994                          4.95%
                  1995                         36.49%
                  1996                         28.58%
                  1997                         24.78%
                  1998                         18.13%
                  1999                         27.01%
                  2000                         -6.42%
          Thru 4/30/01                          0.08%

   The index is an unmanaged statistical composite and does not include payment of any sales changes or fees an investor would pay to purchase the securities it represents. If it had, results would have been less favorable. Futhermore, an investment cannot be made in an index. The historical performance of this index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or any actual Portfolio, which wil vary. Securities in which the Portfolio invests may be different from those in this illustration or in the index. The performance shown is not that of any actual Portfolio itself because the Portfolio was not available during this time period. The investment return and principal value of the Portfolio will fuctuate with changes in market conditions. Units, when redeemed, may be worth more or less than their original cost.
   THE ROARING 2000SSM PORTFOLIOS. Harry S. Dent, Jr. believes that the economy may be on the edge of economic change that may change how people communicate and fundamentally alter how and where people live and work. At the same time, Mr. Dent believes the Baby Boom generation will reach its peak earning, spending and productivity years. Mr. Dent believes that the convergence of these two events could spark the trends of the years ahead.
   The Roaring 2000sSM Portfolios were designed to benefit from the insights, philosophies and strategies found in the book, "The Roaring 2000s," by Harry S. Dent, Jr.
   Family spending cycles of each new generation of consumers and workers drive the economy. Birth rates, because they show how many people are in a generation, may be a leading indicator of the economy. As a generation develops and moves into its peak family spending cycle, the economy may rise.
   To account for the number of people at their peak spending age at a given time, Mr. Dent lags the birth index forward 46.5 years (the average person historically hits their peak spending at approximately 46.5 years of age). After consideration of this lag, the birth index and the Dow Jones Industrial Average, adjusted for inflation, have exhibited a close correlation in the past. Mr. Dent believes that this "Spending Wave" may enable a connection to be made, helping to forecast the economy in the future. Of course, past performance is no guarantee of future results.
   Based on the cycles discussed previously, Mr. Dent has identified various sectors of our economy that may be primed for growth potential. The Roaring 2000s Portfolios seek to capitalize on trends impacting four main sectors, including:

     o TECHNOLOGY - New Technologies may be shaping new standards in the way people work and live. Businesses may be beginning to prepare for downshifts in the labor force by investing in labor saving technology that could improve productivity and lower costs.

     o FINANCIAL SERVICES - The Baby Boomers may be forced to become investors and, therefore, may need to seek financial advice. Additionally, choices for investing are numerous and complicated. As our economy grows, so may additional opportunities for investment vehicles.

     o HEALTH CARE - As the Baby Boomers age, health care may become increasingly important as needs statistically begin to rise. As people age they tend to spend more of their income on health care costs. As technologies increase, Americans may find more options and choices in this sector than ever before.

     o U.S. MULTINATIONAL COMPANIES - A global marketplace is emerging and many U.S.-based companies appear to be experiencing new sales growth through the elimination of geographical barriers that once inhibited sales. Now, through technology increases, multinational companies may be emerging as market leaders internationally as well as domestically.

   The Sponsor selected each Roaring 2000sSM Portfolio based on concepts presented in The Roaring 2000s and research compiled by Harry S. Dent. Mr. Dent did not select the stocks for the portfolios, does not endorse the Portfolios and will not supervise the Portfolios. The opinions and forecasts of Mr. Dent expressed in his books and elsewhere are not necessarily those of Van Kampen Funds Inc. and may not actually come to pass. Mr. Dent is being compensated by the Sponsor for his research. The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation. Each Roaring 2000s Portfolio has licensed the use of this service mark from the H.S. Dent Foundation.
   This fund is not sponsored, endorsed, sold or promoted by the H.S. Dent Foundation. The H.S. Dent Foundation makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly. The H.S. Dent Foundation is the licensor of certain trademarks, service marks and trade names of the H.S. Dent Foundation. The H.S. Dent Foundation is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued. The H.S. Dent Foundation has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
     NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF ANY DATA INCLUDED THEREIN. NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY DATA INCLUDED HEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND The H.S. DENT Foundation HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ITS SERVICE MARKS. WITHOUT LIMITING ANY OF THE FORE-GOING, IN NO EVENT SHALL The H.S. DENT Foundation OR ANY OTHER RELATED PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION
   Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.
   Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.
     Van Kampen is one of the nation's largest investment management companies, with more than $81 billion in assets under management or supervision as of March 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and in the case of a Portfolio will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to receive, or who do not request, an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to the legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.




                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 285, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 285 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 8th day of May, 2001.

                                         Van Kampen Focus Portfolios, Series 285
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                            --------------------
                                                        Assistant Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on May 8, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmermann III              President

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                    Operations and Technology Officer

                                                             Christine K. Putong
                                                            --------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.